Exhibit (h)(7)

Expense Limitation Agreement (General)

January 22, 2026

Janus Detroit Street Trust

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (“Adviser”) in the form of a unitary fee with respect to Janus Henderson Mortgage-Backed Securities ETF (the “Fund”). This letter is to inform you that the Adviser will waive all or a portion of its unitary management fee for the Fund, for at least a one-year term commencing on the effective date of the annual update to the Fund’s registration statement for the fiscal year ended October 31, 2025, under the following conditions:

In the event the operating expenses of the Fund, including the amount payable to the Adviser pursuant to Section 5 of the Investment Advisory Agreement, until at least February 28, 2027, exceed 0.21% of average daily net assets (including as the result of a reduction in the Fund’s asset levels causing the blended unitary fee rate to increase), the Adviser shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund by the amount of such excess, provided that there shall be excluded from such expenses distribution fees (if any), brokerage expenses or commissions, interest, dividends, taxes, litigation expenses, acquired fund fees and expenses (if any), and other extraordinary expenses not incurred in the ordinary course of the Fund’s business (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto), paid or payable by the Fund.

For the avoidance of doubt, the Adviser will not recover from the Fund fees and expenses previously waived or reimbursed.

This waiver/reimbursement will continue in effect at least until February 28, 2027, unless otherwise terminated, revised or extended. This waiver/reimbursement may be terminated at any time by the Trustees of the Trust, and may be amended only if such amendment is approved by the Trustees of the Trust.

JANUS HENDERSON INVESTORS US LLC	JANUS DETROIT STREET TRUST
By: /s/ Berg Crawfor	By: /s/ Jesper Nergaard
Berg Crawford	Jesper Nergaard
Chief Accounting Officer	Vice President, Chief Financial Officer, Treasurer, and Principal Accounting Officer

Janus Henderson Investors US, LLC

151 Detroit St, Denver, CO 80206

T +1(800) 525 3713 F +1(877) 319 3852

janushenderson.com